SUB-ITEM 77M:  Mergers
Effective as of April 30, 2007, the Portfolio acquired all of the assets of Credit Suisse Trust Small Cap Core II Portfolio
(Small Cap Core II Portfolio) in exchange for shares of the Portfolio and the assumption by the Portfolio of Small Cap Core II Portfolio's liabilities. Shares of the Portfolio were distributed to shareholders of Small Cap Core II Portfolio and the Small Cap Core II Portfolio was subsequently dissolved. The Agreement and Plan of Reorganization relating to the transaction was approved at a meeting of the Boards of the Funds held on February 14, 2007.